Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Valkyrie ETF Trust I

Address of Principal Business Office (No. & Street, City, State, Zip Code):

320 Seven Springs Way, Suite 250, Nashville, Tennesee 37027

Telephone Number (including area code):

(202) 854-1343

Name and Address of agent for service of process:

Corporation Service Company

251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

With copies to:

Morrison C. Warren, Esq.

Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

_________________

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Nashville and State of Tennessee on the 30th day of July, 2021.

Valkyrie ETF Trust I
(Name of Registrant)

By:	/s/ Steven McClurg
Steven McClurg, Trustee

Attest:	/s/ Leah Wald
Leah Wald, Chief Executive Officer